

2021

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

LANDSEA®
HOMES

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME
Tuesday, July 27, 2021
9:00 a.m. Pacific Time

LOCATION
Online via live audiocast on
www.virtualshareholdermeeting.com/LSEA2021

WHO CAN VOTE
Stockholders of record as of 5:00 p.m. Eastern Time on July 6, 2021 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment thereof.

VOTING ITEMS

PROPOSALS	BOARD VOTE RECOMMENDATION	FOR FURTHER DETAILS
1. Election of 9 directors named in this proxy statement	**"FOR"** each director nominee	Page **15**
2. Advisory vote to approve the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2021	**"FOR"**	Page **23**

Stockholders will also transact any other business that may be properly presented at the Annual Meeting. This proxy statement is first being made available to our stockholders on July 9, 2021.

In light of the ongoing public health concerns related to the novel coronavirus ("COVID-19") pandemic, we are holding the Annual Meeting in a virtual-only format this year. To attend the Annual Meeting online, vote, submit questions or view the list of registered stockholders during the meeting, stockholders of record will need to go to the meeting website listed above and log in using their 16-digit control number included on their proxy card. Beneficial owners should review these proxy materials and their voting instruction form for how to vote in advance of and how to participate in the Annual Meeting.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair or secretary of the Annual Meeting will convene the meeting at 9:30 a.m. Pacific Time on the date specified above and at the Company's address specified below solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at https://ir.landseahomes.com.

We encourage you to review these proxy materials and vote your shares before the Annual Meeting.

By Order of the Board of Directors,

FRANCO TENERELLI
Executive Vice President, Chief Legal Officer and Secretary
660 Newport Center Drive, Suite 300
Newport Beach, California 92660
July 9, 2021

HOW TO VOTE



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope



QR CODE
Scan this QR code to vote with your mobile device

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 27, 2021

The notice, proxy statement and 2020 Annual Report on Form 10-K/A are available at www.proxyvote.com.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS AND WEBSITE REFERENCES

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2020 Annual Report on Form 10-K/A. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

DATE AND TIME	LOCATION	RECORD DATE
July 27, 2021 at 9:00 a.m. Pacific Time	Online at www.virtualshareholdermeeting.com/LSEA2021	July 6, 2021

VOTING MATTERS		BOARD'S VOTE RECOMMENDATIONS	FOR FURTHER INFORMATION
PROPOSAL 1	Election of Directors	**"FOR"** each director nominee	Page **15**
PROPOSAL 2	Ratification of Independent Registered Public Accounting Firm	**"FOR"**	Page **23**

Company Overview and Business Strategy

We are a rapidly growing homebuilder focused on providing High Performance Homes that deliver energy efficient living in highly attractive geographies. Headquartered in Newport Beach, California, we primarily engage in the design, construction, marketing and sale of suburban and urban single-family detached and attached homes in California, Arizona and Metro New York. While we offer a wide range of properties, we primarily focus on entry-level and first-time move-up homes. We maintain a conservative capital structure, and we believe our markets are characterized by attractive long-term housing fundamentals.

Building on the global homebuilding experience and environmentally focused strategy of Landsea Green Properties Co., Ltd. ("Landsea Green"), who indirectly owns 100% of our largest stockholder Landsea Holdings Corporation, we are driven by a pioneering commitment to sustainability. Drawing on new-home innovation and technology, including a partnership with a leading technology company, we are focused on sustainable, energy-efficient and environmentally friendly building practices that result in a lighter environmental impact, lower resource consumption and a reduced carbon footprint. The three pillars of our High Performance Homes platform are home automation, energy efficiency and sustainability. These pillars are reflected in such features as WiFi mesh networking, smart light switches, smart door locks, smart thermostats, WiFi garage door openers, LED lighting and upgraded insulation. Our efficient home designs help reduce lumber, concrete and building material waste on our jobsites.

Our communities are positioned in attractive markets like California and Arizona that, based on market conditions like low new home supply levels and high levels of employment relative to permits, are poised for growth. We are also prudently evaluating opportunities in new regional markets in which there is high demand and favorable population and employment growth as a result of proximity to job centers or primary transportation corridors. We aspire to achieve among the highest standards in design, quality and customer satisfaction and are a leader among our peers on several key operating and homebuilding metrics.

We have developed several award-winning master-planned communities. We have been recognized locally and nationally for our communities, including as recipient of the OC Register's Best Home Builder and Best New Home Community awards and placing in the top 3% of all homebuilders for positive customer experience in Eliant Homebuyers' survey.

While we have construction expertise across a wide array of product offerings, we are focused on entry-level and first-time move-up homes. Additionally, we believe our high concentration in entry-level homes positions us to meet changing market conditions and to optimize returns while strategically reducing portfolio risk. In addition, our attached and higher density product in certain markets enables us to keep our entry-level price point "attainable" and within reach of more new homebuyers. We believe that bringing attainable housing product helps to offset rising land and home costs and support our expansion into densely populated markets.

Director Nominees

The following provides summary information about each director nominee.

NAME AND OCCUPATION	AGE	OTHER PUBLIC BOARDS	COMMITTEE MEMBERSHIPS			
			AC	CC	NGC	ELC
MING (MARTIN) TIAN Founder, Landsea Group Co., Ltd.	60	2		M		
JOHN HO CEO, Interim CFO	38	0			M	M
QIN (JOANNA) ZHOU CEO, Landsea Holdings Corporation	47	1		M	C	C
BRUCE FRANK IND Former Partner, E&Y LLP	67	2	C +	M	M	
THOMAS J. HARTFIELD IND Former Senior Advisor, Annascaul Advisors LLC	68	0		C	M	M
ROBERT MILLER IND Partner, Lubin Olson & Niewiadomski LLP	56	0	M	M	M	
SCOTT REED Co-Founder and Partner, BankCap Partners	51	2				
ELIAS FARHAT IND Chief Strategy Officer, Candriam Investors Group	55	0	M			
TIM T. CHANG IND Partner, Musick Peeler & Garrett, LLP	55	0		M	M	

AC – Audit Committee
CC – Compensation Committee
NGC – Nominating and Governance Committee
ELC – Executive Land Committee

IND Independent

C Chair **M** Member
+ Audit Committee Financial Expert

Board Snapshot



AGE

2 >60 years
2 <50 years
5 50-60 years



DIVERSITY

Gender Diversity

11% Female



Racial/Ethnic Diversity

44% Racially/ Ethnically Diverse

Skills & Experience



Strategic Planning / Strategy Development — **9**/9

Homebuilding / Real Estate Industry — **8**/9

Business Development / Business Operations — **7**/9

Senior Executive Leadership — **7**/9

Accounting / Financial Reporting — **6**/9

Human Capital Management — **5**/9

Risk Management — **6**/9

Public Company Governance — **6**/9

Legal / Regulatory — **4**/9

Environmental Sustainability Practices — **4**/9

Corporate Governance Highlights

- Separated Chairman and CEO roles, with Lead Independent Director
- "Plurality Plus" election standard for directors
- Average director age of 55 years

- New director search process includes women and minorities in the pool (and instructs any engaged search firm to do so)
- Annual Board and committee self-evaluations
- Directors elected annually

- Annual director evaluations
- No poison pill
- 25% special meeting right
- Hedging/pledging prohibited

CORPORATE GOVERNANCE

Business Combination and Corporate Structure

We refer to Landsea Homes Corporation as the "Company," "us," "we," or "our" in this Proxy Statement. As previously disclosed, on January 7, 2021 (the "Closing Date"), the Company, formerly known as LF Capital Acquisition Corp., consummated a business combination (the "Business Combination") pursuant to which (i) we own, directly and indirectly, 100% of the stock of Landsea Homes Incorporated, a Delaware corporation, which was a private operating company prior to the Business Combination; (ii) Landsea Holdings Corporation, a Delaware corporation (the "Seller"), obtained approximately 71% of our common stock; and (iii) we ceased to be a special purpose acquisition company and changed our name from LF Capital Acquisition Corp. to Landsea Homes Corporation. We refer to the Company prior to the Business Combination as "LFAC" and to the private operating company prior to the Business Combination as "Landsea Homes."

Stockholder's Agreement

On the Closing Date, we and the Seller entered into a Stockholder's Agreement whereby, among other things, the parties agreed to certain rights and obligations of the Company and the Seller with respect to the Company's corporate governance.

Board Composition

The Stockholder's Agreement provides that the authorized number of directors for our Board of Directors (the "Board") be nine. The Seller initially had the right to nominate seven directors to serve on the Board, two of whom must satisfy the independent director requirements under Nasdaq Stock Market rules. The Seller designated Messrs. Tian, Ho, Frank, Hartfield, Miller, and Chang and Ms. Zhou to serve as directors following the closing of the Business Combination on January 7, 2021.

The Seller shall have the right to nominate for election to the Board the following number of directors for so long as its Combined Ownership Percentage (as defined in the Stockholder's Agreement) is equal to or greater than the percentage indicated in the left hand column of the table below:

COMBINED OWNERSHIP PERCENTAGE	DIRECTOR DESIGNEES
50% plus one share	7
39%	4
28%	3
17%	2
6%	1

In the event a decrease in the Combined Ownership Percentage reduces the number of director designees the Seller is entitled to nominate, the reduction in the number of director designees will first be reduced by Seller's right to nominate an independent director, then shall be reduced in accordance with the table set forth above.

The Stockholder's Agreement provided that the Company initially designate Ming (Martin) Tian as Chairman of the Board.

Board Committees

The Stockholder's Agreement provides that the Board establish and maintain: (i) a Compensation Committee; (ii) a Nominating and Governance Committee; and (iii) an Audit Committee. The Compensation Committee and Nominating and Governance Committee must each consist of at least five directors, two of whom shall be independent under Nasdaq Stock Market rules (including those applicable to such committees). The Audit Committee must consist of three independent directors under Nasdaq Stock Market rules (including those applicable to such committees).

For so long as the Combined Ownership Percentage is equal to or greater than 15%, each of the standing committees will include at least one director designee (or more than one, at the Seller's discretion, if the Seller is entitled to designate more than one director designee), subject to applicable Nasdaq Stock Market rules.

Director Independence

Our Board has determined Messrs. Frank, Hartfield, Miller, Chang and Farhat are independent within the meaning of Nasdaq Listing Rule 5605(a)(2). In making these independence determinations, our Board has reviewed and discussed information provided by the directors to us with regard to each director's business and personal activities and relationships as they may relate to us and our management, including Mr. Farhat's beneficial ownership following the Business Combination of 9.4% of the Company (including 2,227,835 shares of the Company's Common Stock and 2,799,600 private placement warrants) by virtue of his relationship to the Sponsor, Level Field Capital, LLC, of which Mr. Farhat is a co-managing member. In addition to determining whether each director satisfies the director independence requirements set forth in the Nasdaq Capital Market ("Nasdaq") listing rules, in the case of members of the Audit Committee, our Board has also made an affirmative determination that members satisfy separate independence requirements under the Securities and Exchange Commission ("SEC") rules for such members.

Controlled Company Exception

The Seller beneficially owns a majority of the voting power of all outstanding shares of the Company's common stock, making us a "controlled company." Pursuant to Nasdaq listing rules, a "controlled company" may elect not to comply with certain Nasdaq listing rules that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. We currently rely on the exemptions described in clauses (i), (ii) and (iv) above. Accordingly, the Company's stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Leadership Structure

The Board annually reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. The Board selects its Chairman and the Chief Executive Officer (the "CEO") in a way it considers in the best interests of the Company. The Board does not have a policy on whether the role of Chairman and CEO should be separate or combined. The Board has determined, however, that wherever and for so long as the Chairman is not an independent director, then there shall also be a lead independent director.

Currently, our Chairman is Ming (Martin) Tian, and the Lead Independent Director is Bruce Frank.

Lead Independent Director

The Lead Independent Director's responsibilities include the following:

- presiding at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- coordinating feedback to the Chairman and the CEO regarding matters discussed in executive session;
- approving information sent to the Board;
- approving the agenda and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items;
- serving as liaison between the Chairman, the CEO and the independent directors;
- assisting the Board and Company officers in promoting compliance with and implementation of the Guidelines and providing key inputs to Board governance structures and practices;
- providing oversight of CEO and Chairman succession;
- providing advice and counsel to the CEO and other senior management and serving as an informational resource for other directors;
- interviewing director candidates;
- together with the Chairman and the chairpersons of the Committees, coordinating self-evaluations of the Board, its Committees, and the individual directors;
- being available for consultation and communication with major stockholders upon request;

- acting as spokesperson for the Board where it is appropriate for the Board to have a voice distinct from that of management, as requested by the CEO;

- together with the Chairman, providing leadership to the Board in the establishment of positions the Board takes on issues to be voted on by stockholders; and

- reinforcing the tone at the top.

In addition, the Lead Independent Director also has the authority to call executive sessions or meetings of the independent directors and special meetings of the Board.

Director Nominations

In accordance with its charter, the Nominating and Governance Committee develops and recommends to the Board skills, experience, characteristics and other criteria for identifying and evaluating directors. These will inform the committee's annual evaluation of the Board's composition assess the mix of skills, experience, characteristics and other criteria that are currently represented on the Board and those that may be needed in the future. The Board and the Nominating and Governance Committee also actively seek to achieve a diversity of occupational and personal backgrounds on the Board, including diversity with respect to demographics such as gender, race, ethnic and national background, geography, age and sexual orientation. As part of the search process for each new director, the Nominating and Governance Committee includes women and minorities in the pool of candidates (and instructs any search firm the Committee engages to do so), including in our efforts to comply with the requirements of California Senate Bill 826 regarding our Board's composition, as we are a public company with its principal executive office located in the State of California. We expect to satisfy applicable requirements by December 31, 2021.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. The Nominating and Governance Committee reviews the qualifications of director candidates and incumbent directors in light of the criteria approved by Board, and any stockholder recommendations for director are evaluated in the same manner as other candidates considered by the Nominating and Governance Committee. Stockholders that wish to nominate a director for election to our Board should follow the procedures described under the "Submission of Stockholder Proposals for the 2022 Annual Meeting" heading.

The following describes the skills, experience, characteristics and other criteria identified by the Nominating and Governance Committee as desirable for the Board in light of its current business:

Strategic Planning / Strategy Development	Experience defining and driving the strategic direction and growth, and managing the operations of, a business (including large organizations).
Homebuilding / Real Estate Industry	Experience in the residential homebuilding sector, where the purchase and development of real estate is integral to the business.
Business Development / Business Operations	Experience developing and implementing business plans and strategy and a deep understanding of our operations, key performance indicators and competitive environment.
Senior Executive Leadership	Experience serving as a senior executive, as well as hands-on leadership in core management areas, such as strategic and operational planning, financial reporting, compliance, risk management and leadership planning, which provides a practical understanding of how organizations like the Company function.
Accounting / Financial Reporting	Ability to monitor and assess the Company's operating and strategic performance and to support accurate financial reporting and robust controls with relevant background and experience in debt and capital markets, corporate finance, mergers and acquisitions, accounting and financial reporting.
Human Capital Management	Experience managing or developing a large and diverse workforce.
Risk Management	Experience managing and mitigating key risks, including cybersecurity, regulatory compliance, competition, financial, brand integrity and intellectual property risks.
Public Company Governance	An understanding of corporate governance practices and trends and insights into board management, relations between the board, the CEO and senior management, agenda setting and succession planning from service on other public company boards and board committees.
Legal / Regulatory	Experience with government relations, regulatory matters or regulated industries and political affairs, which provides insight and perspective in working constructively and proactively with governments and agencies globally.
Environmental Sustainability Practices	Experience supporting or overseeing improvements in the environmental performance, and reducing the potential impacts of, a business and its products and/or operations.

The following chart shows how these skills, experience, characteristics and other criteria are currently represented on the Board. This chart is not intended to be an exhaustive list for each director, but instead intentionally focuses on the primary skillsets each director contributes. Information populated in this chart has been derived from director's responses to their most recently completed director and officer questionnaire and existing public disclosures.

	CHANG	FARHAT	FRANK	HARTFIELD	HO	MILLER	REED	TIAN	ZHOU
Strategic Planning / Strategy Development	●	●	●	●	●	●	●	●	●
Homebuilding / Real Estate Industry	●	●	●	●	●	●		●	●
Business Development / Business Operations	●	●			●	●	●	●	●
Senior Executive Leadership		●	●	●	●		●	●	●
Accounting / Financial Reporting		●	●	●	●	●	●		
Human Capital Management				●	●		●	●	●
Risk Management	●			●		●	●	●	●
Public Company Governance	●	●	●				●	●	●
Legal / Regulatory	●	●				●	●		
Environmental Sustainability Practices	●				●			●	●
Diversity (Gender)	M	M	M	M	M	M	M	M	F
Diversity (Race/Ethnicity)	●				●			●	●

Board Committees

Our Board has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. In addition, following the Business Combination, the Board established an Executive Land Committee.

In accordance with our Corporate Governance Guidelines, the independent directors meet in executive session without management present at least quarterly.

During the fiscal year ended December 31, 2020, prior to the Business Combination, the Board of Directors of LFAC held 22 meetings, and there were five meetings of the Audit Committee and one meeting of the Compensation Committee.

Directors are expected to attend the annual meeting of stockholders absent unusual circumstances. In 2020, LFAC did not hold an annual meeting, but held a special meeting in lieu in December 2020 related to approval of the Business Combination.

AUDIT COMMITTEE

MEMBERS

Bruce Frank (Chair)
Elias Farhat
Robert Miller

PRINCIPAL RESPONSIBILITIES:

The primary role of the Audit Committee is to exercise primary financial oversight on behalf of the Board. The Company's management team is responsible for preparing financial statements, and the Company's independent registered public accounting firm is responsible for auditing those financial statements.

We have adopted a committee charter that details the principal functions of the Audit Committee, including:

- the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

- obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditors' internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor and any steps taken to deal with such issues;

- pre-approving all audit and permissible non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

- reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

- reviewing and discussing with management and the independent auditor our annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and operations and the independent auditor's reports related to the financial statements;

- receiving reports from management and the independent auditors on, and review and discuss the adequacy and effectiveness of, our internal controls and disclosure controls;

- establishing hiring policies for employees and former employees of the independent auditors;

- establishing and periodically reviewing policies and procedures for the review, approval and ratification of related person transactions, as defined in applicable SEC rules, review related person transactions, and oversee other related person transactions governed by applicable accounting standards; and

- annually evaluating the performance of the Audit Committee and assessing the adequacy of the Audit Committee's charter.

Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each member of the Audit Committee is financially literate, and our Board has determined that Mr. Frank qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

The Audit Committee has established and oversees procedures for handling reports of potential misconduct, and whereby complaints or concerns regarding accounting, internal accounting controls, auditing or federal securities law matters may be submitted anonymously to the Audit Committee. The Audit Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense.

COMPENSATION COMMITTEE

MEMBERS

Thomas J. Hartfield
(Chair)
Ming (Martin) Tian
Qin (Joanna) Zhou
Bruce Frank
Robert Miller
Tim T. Chang

PRINCIPAL RESPONSIBILITIES:

The Compensation Committee is responsible for approving, or recommending to the Board for approval, the compensation payable to the executive officers of the Company and administering the Company's equity compensation plans.

The Compensation Committee acts on behalf of and in conjunction with the Board to establish or recommend the compensation of our executive officers and to provide oversight of our overall compensation philosophy, policies and programs.

We have adopted a committee charter that details the principal functions of the Compensation Committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our CEO's compensation, evaluating our CEO's performance in light of such goals and objectives and recommending to the Board for approval the compensation of our CEO's based on such evaluation;

- overseeing the evaluation of executive officers other than the CEO and reviewing and recommending to the Board for approval on an annual basis the compensation of such other executive officers;

- administering and making recommendation to the Board with respect to our incentive compensation and equity-based remuneration plans that are subject to Board approval;

- approving and amending or modifying the terms of other compensation and benefit plans;

- reviewing and recommending to the Board for approval employment and severance arrangements for our executive officers;

- assisting management in complying with our proxy statement and annual report disclosure requirements, and overseeing preparation of the compensation committee report when required by SEC rules for inclusion in our annual report and proxy statement;

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

- annually evaluating the performance of the Compensation Committee and assessing the adequacy of the Compensation Committee's charter.

The Compensation Committee may delegate its duties and responsibilities to one or more subcommittees, consisting of not less than two members of the Compensation Committee, as it determines appropriate.

The Compensation Committee comprises at least five directors, with at least two directors meeting Nasdaq independence requirements, and otherwise meets Nasdaq compensation committee composition requirements as provided for in the Stockholder's Agreement. Pursuant to the Nasdaq listing rules, as a "controlled company," we are not required to have a compensation committee composed entirely of independent directors; however, at such time as we cease to qualify as a "controlled company" under the Nasdaq rules, each member of the Compensation Committee will satisfy Nasdaq's independence requirements, subject to any applicable transition periods.

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel or other advisers, at our expense, and are directly responsible for the appointment, compensation and oversight of the work of any such advisers. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee considers the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The Landsea Homes Compensation Committee engaged Pearl Meyer in December 2020 to serve as the compensation consultant for the Compensation Committee post-Business Combination and to provide advice in connection with the design of the Company's 2021 compensation program for directors and executives following the Business Combination. Pearl Meyer did not provide any other services to the Company or management, and Pearl Meyer only received fees from the Company for the services it provided to the Compensation Committee. The Compensation Committee evaluated Pearl Meyer's independence under the applicable Nasdaq and SEC standards and concluded that Pearl Meyer was independent of the Company and that its services raised no conflicts of interest. The Company's CEO and President/Chief Operating Officer were invited to participate in discussions regarding the 2021 compensation program and to give their recommendations.

NOMINATING AND GOVERNANCE COMMITTEE

MEMBERS

Qin (Joanna) Zhou
(Chair)
John Ho
Bruce Frank
Thomas J. Hartfield
Robert Miller
Tim T. Chang

PRINCIPAL RESPONSIBILITIES:

The Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of the Board. The Nominating and Governance Committee is responsible for evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to the committees, establishing procedures for considering stockholder nominees to the Board, reviewing the corporate governance principles and making recommendations to the Board regarding possible changes; and overseeing and monitoring compliance with our Code of Business Conduct and Ethics.

We have adopted a committee charter, which details the purpose and responsibilities of the Nominating and Governance Committee, including:

- reviewing and recommending to the Board the skills, experience, characteristics and other criteria for identifying and evaluating directors;

- identifying, reviewing the qualifications of, and recruiting individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to our Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on our Board;

- developing and recommending to our Board a set of corporate governance guidelines;

- annually reviewing the Board's leadership structure and recommending changes to the Board as appropriate, and making recommendations to the independent directors regarding the appointment of the lead independent director;

- overseeing succession planning for positions held by senior executive officers and reviewing succession planning and management development at least annually with the Board;

- overseeing the annual self-evaluation of our Board, its committees, and individual directors; and

- annually evaluating the performance of the Nominating and Governance Committee and assessing the adequacy of the Nominating and Governance Committee's charter.

The Nominating and Governance Committee comprises at least five directors, with at least two directors meeting Nasdaq independence requirements, and otherwise meets the Nasdaq nominating and governance committee composition requirements as provided for in the Stockholder's Agreement. Pursuant to the Nasdaq listing rules, as a "controlled company," we are not required to have a nominating and governance committee composed entirely of independent directors; however, at such time as we cease to qualify as a "controlled company" under the Nasdaq rules, each member of the Nominating and Governance Committee will satisfy Nasdaq's independence requirements, subject to any applicable transition periods.

The Nominating and Governance Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense, including, any search firm to be used to identify director candidates, and to approve the fees and other retention terms of any such advisers.

EXECUTIVE LAND COMMITTEE

MEMBERS

Qin (Joanna) Zhou
(Chair)
John Ho
Thomas J. Hartfield

PRINCIPAL RESPONSIBILITIES:

The Executive Land Committee reviews and approves certain proposed transactions, including land purchases, borrowings, land sales, and joint ventures.

The Executive Land Committee has the authority to retain advisers as it determines appropriate to advise the committee and can set the terms (including approval of fees and expenses) of all such engagements, and to terminate any such engagements, and the Company will provide for appropriate funding, as determined by the committee, for paying fees to such advisors engaged by the committee.

Risk Oversight

A core responsibility of the Board is to oversee the Company's processes for assessing and managing risk. While the Audit Committee has primary responsibility for risk oversight, both the Audit Committee and the Board are actively involved in risk oversight and both receive reports on our risk management activities from our executive management team on a regular basis. Members of both the Audit Committee and the Board also engage in periodic discussions with members of management as they deem appropriate to review and address the proper management of the Company's risks. In addition, each committee of the Board considers risks associated with its respective area of responsibility.



BOARD

Oversees the Company's processes for assessing and managing risk

AUDIT COMMITTEE

- Reviews and discusses the Company's practices with respect to risk assessment and risk management, and risks related to matters including the Company's financial statements and financial reporting processes, compliance, and information technology and cybersecurity

COMPENSATION COMMITTEE

- Oversees the assessment of the risks related to the Company's compensation policies and programs applicable to officers and employees, and reports to the Board on the results of this assessment

NOMINATING & GOVERNANCE COMMITTEE

- Oversees risks related to corporate governance, including succession planning regarding the CEO and members of the Board

MANAGEMENT

CEO, Chief Accounting Officer, Chief Legal Officer and Chief Operating Officer, and other members of management monitor and implement policies for managing the Company's risks, including those related to legal, accounting and financial matters, and report periodically on these matters to the Board and its Committees

Communications with Directors

Stockholders may contact the Board by mailing correspondence "c/o Corporate Secretary" to the Company's principal offices at 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660. Correspondence will be forwarded to the respective director, except that the Corporate Secretary reserves the right not to forward advertisements or solicitations, customer complaints, obscene or offensive items, communications unrelated to the Company's affairs, business or governance, or otherwise inappropriate materials.

Governance Documents

The Audit Committee, Compensation Committee, and Nominating and Governance Committee each operate pursuant to written charters adopted by the Board. These charters, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available at the Company's website and in print to any stockholder who requests a copy. To access these documents from the Company's website, go to ir.landseahomes.com and select "Governance" from the drop-down menu. Requests for a printed copy should be addressed to Corporate Secretary, Landsea Homes Corporation, 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

Hedging Policy

Our Insider Trading Policy prohibits all directors, officers, and employees, as well as members of such persons' immediate families and households (other than household employees) and such persons' controlled entities, from engaging in the following: (a) short-term trading; (b) short sales; (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions.

The Insider Trading Policy further prohibits holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Director Compensation

Landsea Homes entered into a services agreement with each of its non-employee, independent directors, pursuant to which each director is provided a retainer to serve on the Landsea Homes Board and stipends for specific committee service, as described below:

- Annual retainer of $80,000, paid on a monthly basis; and
- Annual stipend of $30,000, paid on a monthly basis, for service as the chair of Landsea Homes' Compensation Committee or Audit Committee.

The following table presents information regarding compensation paid to Landsea Homes' directors for services rendered during the fiscal year ended December 31, 2020 (the "2020 Fiscal Year"):

NAME	FEES EARNED OR PAID IN CASH ($)	TOTAL ($)
Bruce Frank	$110,000	$110,000
Tom Hartfield	$110,000	$110,000
Robert Miller	$ 80,000	$ 80,000
Martin Tian[1]	$ 0	$ 0
Joanna Zhou[1]	$ 0	$ 0

[1] Because Landsea Homes only compensates its independent directors, Mr. Tian and Ms. Zhou did not receive compensation for their services as directors of Landsea Homes during the 2020 Fiscal Year.

Each of Messrs. Frank, Hartfield and Miller also received 2.57 shares of phantom stock under the Phantom Stock Plan on January 1, 2020, which were scheduled to vest on March 1, 2023, subject to each director's continued service to Landsea Homes through such date. As described above under "Narrative Disclosure to the Summary Compensation Table-Long Term Incentive Compensation," each share of phantom stock, including those held by the non-employee directors, became fully vested in connection with the Business Combination. Additionally, the non-employee directors received settlement of their phantom equity awards in a combination of cash and shares of Common Stock. The following table sets forth the cash and Common Stock received by each non-employee director in connection with the Business Combination.

NAME	NUMBER OF SHARES OF PHANTOM EQUITY	SETTLEMENT UPON THE BUSINESS COMBINATION	
		CASH PAYMENT	NUMBER OF SHARES OF COMMON STOCK
Bruce Frank	7.85	$24,786.71	5,491
Tom Hartfield	7.85	$24,786.71	5,491
Robert Miller	7.85	$24,786.71	5,491
Martin Tian	0	$ 0	0
Joanna Zhou	0	$ 0	0

Effective as of April 1, 2021, members of our Board (other than Mr. Tian) who are not employees of the Company shall receive the following compensation under our director compensation program. The director compensation program also provides each member of the Board with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of the Board and its committees.

Annual Cash Retainer:	$70,000
Committee Chairperson Retainers:	
Audit Committee	$25,000
Compensation Committee	$20,000
Nominating and Governance Committee	$20,000
Executive Land Committee	$10,000
Committee Membership Retainers:	
Audit Committee	$10,000
Compensation Committee	$8,000
Nominating and Governance Committee	$6,000
Executive Land Committee	$5,000
Lead Director Retainer:	$20,000
Value of Annual Equity Grant (RSUs):	$95,000

Election of Directors

Our Second Amended and Restated Certificate of Incorporation (the "Certificate") specifies that the Board consists of one class of directors. Based on the recommendation of the Nominating and Governance Committee, the Board nominated nine directors for election at the 2021 Annual Meeting of Stockholders (the "Annual Meeting") to hold office until the next annual meeting of our stockholders or until their successors have been elected and qualified.

Each of the nominees has consented to serve as a director, if elected, and all of the nominees are currently directors. We have no reason to believe that any of the nominees will be unavailable or, if elected, will decline to serve. If any nominee becomes unable or unwilling to stand for election as a director, proxies will be voted for any substitute as designated by the Board, or alternatively, the Board may reduce the size of the Board.

Our Board recommends a vote "**FOR**" the election of each nominee.

Director Nominees

For each of the nine director nominees standing for election, the following describes certain biographical information and the specific experience, qualifications, attributes or skills that qualify them to serve as our directors and, as applicable, the Board committees on which they serve.

Ming (Martin) Tian | 60
CHAIRMAN

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Human Capital Management

 Risk Management

 Public Company Governance

 Environmental Sustainability Practices

COMMITTEES

- Compensation

OTHER PUBLIC COMPANY BOARDS

- Landsea Green
- Landsea Green Life Service Company Limited ("Landsea Green Life Service")

BACKGROUND

- Served on the board of directors of Landsea Homes (the "Landsea Homes Board") from 2013 until the Business Combination.
- Founded the former ultimate parent company of Landsea Homes, Landsea Group Co., Ltd. ("Landsea Group"), a real estate developer and operator of green tech companies, in 2001 in China, and is now Landsea Group's largest shareholder.
- Has served as chairman and president of Landsea Group and one of its subsidiaries, Landsea Green, an international property development service provider with green building technologies and vertically-integrated business capabilities, since 2001.

- Under Mr. Tian's leadership, Landsea Group's assets have grown from a registered capital investment of $1.5 million (at incorporation) to a total asset value exceeding $4.7 billion.
- Is Non-Executive Director and Chairman of the Board of Landsea Green Life Service.
- Has served as president and chairman of Seller since 2015, and is chairman of private company Shanghai Landleaf Architecture Technology Co., Ltd.
- Received a master's degree from the Nanjing University in Foreign-Related Economic Administration and a master's degree in EMBA from China Europe International Business School in Shanghai, China.

Mr. Tian was selected to serve on our Board due to his significant leadership experience and his extensive global management and investment experience, including in the real estate sector.

John Ho | 38

CEO, INTERIM CFO

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Accounting / Financial Reporting

 Human Capital Management

 Environmental Sustainability Practices

COMMITTEES

- Nominating and Governance
- Executive Land

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Established Landsea Homes in August 2013 and served as its CEO and board member from 2014 until the Business Combination.
- Has served as CEO and interim Chief Financial Officer of the Company since the Business Combination.
- Served as interim Chief Financial Officer of Landsea Homes from January 2019 until the Business Combination.
- Prior to forming Landsea Homes, spent 10 years in real estate investment and development with a focus on cross-border transactions between the U.S. and China working at global real estate investment management and consulting firms Colliers International and Jones Lang LaSalle ("JLL").

- Served as Director of JLL from July 2011 to October 2013, and Vice President at JLL from December 2008 to June 2011. During that time, he led the firm in cross-border business development, focused on delivering transactional, consultancy and other integrated real estate services to outbound Chinese businesses investing overseas.
- Served as a director of the Seller from 2014 to January 2021.
- Received a bachelor's degree from the University of Southern California and an MBA from the UCLA Anderson School of Management.

Mr. Ho was selected to serve on our Board due to his extensive leadership experience within the real estate industry, his financial management expertise, his experience growing the workforce for Landsea Homes, and his experience operating the Company for the past eight years. Under Mr. Ho's leadership, Landsea Homes has grown from a start up operation with no revenue in 2013 into a 250+ employee business with north of $700 million in revenues in 2020 despite numerous challenges and the pandemic.

Qin (Joanna) Zhou | 47

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Human Capital Management

 Risk Management

 Public Company Governance

 Environmental Sustainability Practices

COMMITTEES

- Compensation
- Nominating and Governance (Chair)
- Executive Land (Chair)

OTHER PUBLIC COMPANY BOARDS

- Landsea Green Life Service

BACKGROUND

- Served on the Landsea Homes Board from 2013 until the Business Combination.
- CEO and director of the Seller since January 2021.
- Has over 21 years of experience in business development, investment and operational management in real estate.
- Joined Landsea Green in 2002 and served as the regional general manager in multiple locations, such as Nanjing, Suzhou and Shanghai. Ms. Zhou retired by rotation from Landsea Green effective June 19, 2020 to focus on the business efforts of Landsea Group, the controlling shareholder of Landsea Green.
- Served as non-executive director for Landsea Green from January 2015 to August 2016, when she was redesigned as an executive director.

- Previously led Landsea Group's global strategic deployment while serving as the assistant to the chairman, general manager of Shanghai Landsea Architecture Technology Co., Ltd. and general manager of Landsea Architecture Design Institute. Ms. Zhou also served as the Chief Human Resource Officer of Landsea Group, and has served as vice president of Landsea Group since 2015.
- Is Executive Director and Vice Chairwoman of the Board of Landsea Green Life Service.
- Received an Executive MBA from China Europe International Business School and an MBA from Nanjing University.

Ms. Zhou was selected to serve on our Board due to her extensive experience and knowledge in the real estate industry, including as an executive of the Seller, and her service as a member of the Landsea Homes Board. Ms. Zhou played a fundamental role in facilitating Landsea Group's U.S. business development and investment in Landsea Homes.

Bruce Frank | 67

LEAD INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2021

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Public Company Governance

 Strategic Planning / Strategy Development

COMMITTEES

- Audit (Chair)
- Compensation
- Nominating and Governance

OTHER PUBLIC COMPANY BOARDS

- Morgan Stanley Direct Lending Fund
- SL Investment Corp.

BACKGROUND

- Served on the Landsea Homes Board from 2015 until the Business Combination.
- Served as a senior partner within the assurance service line of Ernst & Young LLP's real estate practice from April 1997 to June 2014, when he retired.
- Chairs the Audit Committees of Morgan Stanley Direct Lending Fund and SL Investment Corp.

- Served as a member of the board of directors of VEREIT, Inc. from July 2014 through March 2017 and was a member of its Audit and Nominating and Corporate Governance Committees.
- Served as a member of the board of directors of ACRE Realty Investors Inc. from October 2014 through October 2017 and was a member of its Audit and Compensation Committees.
- Earned a bachelor's degree from Bentley College.

Mr. Frank is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant in the State of New York. Mr. Frank was selected to serve on our Board due to his more than 35 years' experience in the real estate industry, including in executive and leadership positions. He also brings significant public company board experience.

Thomas J. Hartfield | 68

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Human Capital Management

 Risk Management

COMMITTEES

- Compensation (Chair)
- Nominating and Governance
- Executive Land

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Served on the Landsea Homes Board from 2017 until the Business Combination.
- Has over 30 years of investment banking experience, much of it in the building products, home building and real estate sectors.
- Served as a senior advisor at Annascaul Advisors LLC, a registered broker-dealer, in New York from 2006 to 2010, when he retired.
- Served as managing director of the Homebuilding and Building Products Group at the global investment bank Houlihan Lokey Howard & Zukin from 2002 to 2006.

- Served as a managing director and partner at investment bank Dillon Read & Co. and its successor firm, UBS AG, from 1982 to 2001, where he was a senior member of the Homebuilding and Building Products Group and headed the Private Financing Group. His clients included Meritage Homes, Ryland Homes, KB Homes and Highland Homes. At UBS, he started the Private Equity Group.
- Received a B.S. from the University of Oregon and an MBA from Leonard N. Stern School of Business at New York University.

Mr. Hartfield was selected to serve on our Board due to his extensive experience and industry knowledge of homebuilders, and his 30 years of investment banking experience.

Robert Miller | 56

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Risk Management

 Legal / Regulatory

 Accounting / Financial Reporting

COMMITTEES

- Audit
- Compensation
- Nominating and Governance

BACKGROUND

- Served on the Landsea Homes Board from 2014 until the Business Combination.
- Has over 25 years of experience in real estate transactions, entitlements and related litigation in California and out of state.
- Mr. Miller's practice involves a range of real estate and development activities, with a skill set that addresses a wide variety of issues that confront real estate developers, owners and builders.

OTHER PUBLIC COMPANY BOARDS

None

- Has been a partner at the law firm Lubin Olson & Niewiadomski LLP in San Francisco, California since 2014.
- Served as general counsel of Braddock & Logan Homes for 15 years.
- Received a bachelor's degree from Princeton University and a Juris Doctor degree from Harvard Law School.

Mr. Miller was selected to serve on our Board due to his considerable leadership roles and homebuilding industry experience.

Scott Reed | 51

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Business Development / Business Operations

 Senior Executive Leadership

 Accounting / Financial Reporting

 Human Capital Management

 Risk Management

 Public Company Governance

 Legal / Regulatory

COMMITTEES

None

BACKGROUND

- Served on the LFAC Board from 2017 until the Business Combination.
- Served as LFAC's President and Chief Financial Officer from October 2017 to July 2020, and as CEO from July 2020 through the closing of the Business Combination.
- Co-founded BankCap Partners, a private equity firm that focuses on investments in the U.S. commercial banking space, in May 2006, where he has since served as a Partner and Director.
- Has over 20 years in the financial services and strategic consulting industries, including positions as a derivatives trader with Swiss Bank Corporation and an investment banker at Bear Sterns.
- As a Partner at BankCap, Mr. Reed focuses on transaction sourcing, structuring and processing, capital raising activities and oversight of BankCap's portfolio investments.
- Began his career as a derivatives trader at Swiss Bank Corporation from 1992 to 1995.
- Worked as a consultant at Bain & Company from 1997 to 2000.

OTHER PUBLIC COMPANY BOARDS

- Silvergate Capital Corporation
- InBankshares, Corp

- Worked as an investment banker in the Financial Institutions Group at Bear Stearns from 2000 to 2002.
- Prior to founding BankCap, served as Senior Vice President, Director of Corporate Strategy and Planning of Carreker Corporation, a financial technology company based in Dallas, Texas.
- Currently serves as a director of Silvergate Capital Corporation, Vista Bancshares and InBankshares Corp (as well as a director of each of the three institutions' underlying commercial banks) and Uncommon Giving Corporation, where he has served on the Compensation Committees of their boards. He also currently serves as a director of Nobul Corporation, a private real estate technology company.
- Previously served as a director of Xenith Bankshares and the institution's underlying commercial bank from January 2009 to December 2017.
- Graduate of the University of Virginia with a B.S. in Commerce and a B.A. in History. Received his MBA from the Amos Tuck School of Business at Dartmouth College, where he was an Edward Tuck Scholar.

The Sponsor recommended that Mr. Reed serve on our Board, and Mr. Reed was selected to serve on our Board due to his experience as a member of the board of directors of both public and private companies, and expertise in fundraising, management of high-growth companies and all levels of corporate governance.

Elias Farhat | 55

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Public Company Governance

 Legal / Regulatory

 Accounting / Financial Reporting

COMMITTEES

- Audit

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Served on the LFAC Board from 2017 until the Business Combination.

- Serves as Chief Strategy Officer for Candriam Investors Group, an asset management company with over $140 billion under management, a role he has had since October 2016.

- Member of Candriam's Group Strategy Committee and Executive Committee.

- Partner of Capital E, a private equity and real estate firm, from 2003 to 2016 and held several board and advisory positions at portfolio companies with ties to Capital E.

- In 2003, founded Velocity Advisors, a private equity advisory firm which sourced and structured transactions on behalf of institutional investors, and served as Managing Partner from 2003 to 2016.

- Vice President and Partner at Bain & Company from 1990 to 2002, where he spent 12 years as a management consultant across Europe, the U.S. and Latin America and has advised boards, CEOs and senior management of Fortune 1000 companies as well as several buyout funds on a broad range of strategic, operational, financial and organizational issues.

- Led Bain's Private Equity Group activities in the Southern US region and was involved in its Investment Committee.

- Currently serves as a director of Lakeside Advisors Inc., a private equity firm registered with the SEC, and Candriam Luxembourg, an asset management company and affiliate of New York Life.

- Previously served as a director of Huron Inc. and CBI, Inc.

- Graduate of Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC) in Paris.

The Sponsor recommended that Mr. Farhat serve on our Board, and Mr. Farhat was selected to serve on our Board due to his experience related to private equity, capital markets, transactional matters and post-acquisition oversight of operational performance at portfolio companies.

Tim Chang | 55

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Risk Management

 Legal / Regulatory

 Homebuilding / Real Estate Industry

 Public Company Governance

 Environmental Sustainability Practices

 Business Development / Business Operations

COMMITTEES

- Compensation
- Nominating and Governance

BACKGROUND

- Has served as a partner at Musick Peeler & Garrett, LLP, a law firm in Los Angeles, California, since 2011.
- Has over 26 years of significant experience as a lawyer in private practice in the areas of corporate, commercial transactions, governance, real estate and nonprofit laws.
- Serves as an independent member of the board of directors of First Commercial Bank (USA); Hoyu Investment Co. Ltd., a private investment company; Hotai Shinyeh Co. Ltd., exclusive distributor of Daikin HVAC equipment in Taiwan; and Chang Yuan Motor Co. Ltd., exclusive distributor and general agent of Hino industrial motors in Taiwan; and a trustee of the Board of Trustees of the University of the West.

OTHER PUBLIC COMPANY BOARDS

- None

- Formerly served on the board of directors for Hotai Motor Co. Ltd., a TSE listed company and a distributor and general agent of Toyota and Lexus automobiles in China and Taiwan.
- Received his B.A. from the University of Southern California and J.D. from the University of the Pacific, McGeorge School of Law. Mr. Chang also possesses a Certificate in Corporate Governance from Tulane Law School.

Mr. Chang was selected to serve on our Board due to his experience and background as a member of the board of directors of large-scale international corporations, including over a decade of experience in various industries, his experience representing clients in the waste, solar and renewable energy industries, and his knowledge of corporate and commercial transactions and governance.

ENVIRONMENT, SUSTAINABILITY, AND GOVERNANCE

Sustainability in Our Business

We are a rapidly growing homebuilder focused on providing High Performance Homes ("HPH") that deliver energy efficient living in highly attractive geographies.

Building on the global homebuilding experience and environmentally focused strategy of Landsea Green, who indirectly owns 100% of our largest stockholder Landsea Holdings, we are driven by a pioneering commitment to sustainability. Drawing on new-home innovation and technology, including a partnership with a leading technology company, we are focused on sustainable, energy-efficient and environmentally friendly building practices that result in a lighter environmental impact, lower resource consumption and a reduced carbon footprint. The three pillars of our HPH platform are home automation, energy efficiency and sustainability. These pillars are reflected in such features as WiFi mesh networking, smart light switches, smart door locks, smart thermostats, WiFi garage door openers; LED lighting and upgraded insulation. Our efficient home designs help reduce lumber, concrete and building material waste on our jobsites.

We are committed to sustainability. We place heavy emphasis on environmental protection and are committed to delivering comfortable and eco-friendly residential properties to the market. Landsea Green has received numerous awards and recognition for various properties and enjoys broad recognition among its customers as one of the few brand names representative of eco-friendly building design and construction.

We are committed to sustainable building practices and conduct a multitude of energy-efficient, sustainable and environmentally-friendly practices that result in a lighter environmental impact, lower resource consumption and a reduced carbon footprint.

In 2019, Landsea Homes officially launched its HPH program in select communities across California and Arizona. The program focuses on home automation, sustainability and energy savings, three factors that we believe are highly desired by our customers.

As part of the HPH program, we have established a partnership with a leading technology company. HPH utilizes such company's proprietary software, which offers home automation options through applications on homebuyers' mobile phones. Smart home automation options include a media manager device, MeshNet wireless internet throughout the home, entry door locks, thermostat control, garage door opener control, light dimmer switches, doorbell camera pre-wire and high-touch customer service with an individualized training session.

In addition, each HPH includes upgraded roof insulation, upgraded wall insulation, upgraded floor insulation, more efficient mechanical systems, ENERGY STAR® rated appliances and LED lighting. The cost-in-use features lower homebuyers' monthly bills and are intended to encourage environmental awareness and stewardship.

Human Capital Management

Retention and Turnover. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations, and our management team routinely reviews employee turnover rates at various levels of the organization. As of December 31, 2020, with a 12-month lookback period, Landsea Homes had a voluntary turnover rate of approximately 14.6%. In total, during this period, Landsea Homes had an involuntary turnover rate of approximately 18.2%, which was largely attributable to corporate restructuring to reduce overhead in response to the COVID-19 pandemic, representing approximately 12.6% of its workforce. During this period, approximately 5.1% of involuntary turnover was the result of operational restructuring of overlapping functions as a result of Landsea Homes' recent acquisition of Garrett Walker.

Internal Promotion and Compensation. Every year, each manager helps set his or her employees' professional goals for internal promotion, and monitors employees' progress throughout the year. Employee compensation is determined based on industry benchmarks and cost of living factors. Bonus incentives are primarily paid out annually based on division performance goals. We recommend and promote continuing education for all employees, and offers tuition reimbursement for job-related curriculum.

Worker Safety and Compliance with Laws. We actively train our employees and management on workplace safety and related laws and regulations. With respect to workplace safety, we utilize a third-party vendor to support compliance with California/Occupational Safety and Health Administration ("OSHA") and federal OSHA safety requirements. Internally, we have a formal safety committee to review employee safety protocols. During the COVID-19 pandemic, we adopted office and field safety guidelines, supplied personal protective equipment to staff and implemented work from home protocols as recommended by the Center for Disease Control and Prevention. With respect to compliance with employment-related laws and regulations, we provide management training on leadership development, the progressive discipline process, and updates on labor laws, protected leaves and wage and hour rules. In addition, our employees are required to complete a two-hour harassment prevention training.

Ratification of Appointment of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP ("PwC") has served as the Company's independent registered public accounting firm since March 18, 2021, and had served as principal accountants to Landsea Homes since 2019. Representatives of PwC are expected to be present at the Annual Meeting online and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions from stockholders.

We are asking stockholders to ratify the Audit Committee's selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2021. While such ratification is not required, the Board is submitting the selection of PwC to our stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2021, our Audit Committee may reconsider the selection of PwC as our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

Our Board of Directors recommends a vote "**FOR**" the ratification of the selection by the Audit Committee of PwC as our independent registered public accounting firm.

Independent Public Accountant

The following is a summary of fees paid or to be paid to PwC for services rendered over the prior two fiscal years.

	FOR THE YEAR ENDED DECEMBER 31, 2020*	FOR THE YEAR ENDED DECEMBER 31, 2019*
Audit Fees[1]	$1,028,000	$531,362
Audit-Related Fees[2]	$ 927,763	$132,780
Tax Fees	$ 0	$ 0
All Other Fees[3]	$ 1,800	$ 0
Total	$ 1,957,563	$664,142

*   As discussed in more detail below, PwC was appointed to serve as our independent registered public accounting firm beginning on March 18, 2021, and the fees discussed include only those paid to PwC. RSM US LLP was the Company's previous independent registered public accounting firm prior to that date, and for LFAC prior to the Business Combination.

[1]   Audit fees are the aggregate fees bills or expected to be billed for each of fiscal 2020 and 2019 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of quarterly financial statements for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

[2]   Audit-related fees are the aggregate fees bills or expected to be billed for each of fiscal 2020 and 2019 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements.

[3]   All other fees are the aggregate fees bills or expected to be billed for each of fiscal 2020 and 2019 for products and services provided by the principal accountant, including a subscription fee for access to PwC's professional literature guide online.

Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, under which the Audit Committee annually reviews and pre-approves the services that are expected to be provided by the outside auditor. Any engagement to provide audit or non-audit services that has not been pre-approved through that process must be specifically pre-approved by the Audit Committee if it is to be provided by the outside auditor. All of the services provided by PwC to us since their appointment were pre-approved by the Audit Committee.

Prior Independent Registered Public Accounting Firm

As previously disclosed in the Company's Current Report on Form 8-K filed on March 24, 2021, RSM US LLP ("RSM") served as the Company's independent registered public accounting firm until March 18, 2021, when the Audit Committee dismissed RSM. The decision to change our independent registered public accounting firm was recommended and approved by the Audit Committee.

RSM's reports on LFAC's consolidated financial statements as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except for the following:

(i) RSM's report on LFAC's consolidated financial statements as of and for the years ended December 31, 2019 and 2018, contained a separate paragraph stating that "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's mandatory liquidation and subsequent dissolution if it does not complete a business combination by June 22, 2020 raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

(ii) RSM's report on LFAC's consolidated financial statements as of and for the years ended December 31, 2020 and 2019, contained a separate paragraph stating that "As discussed in Note 10 to the financial statements, on January 7, 2021 the Company completed the business combination pursuant to the Merger Agreement described in Note 1."

During the years ended December 31, 2020 and 2019, and the subsequent interim period through March 18, 2021, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and RSM on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to RSM's satisfaction, would have caused RSM to make reference thereto in their reports; and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Representatives of RSM are not expected to be present at the Annual Meeting online.

Audit Committee Report*

The Audit Committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and SEC. Additionally, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based upon such review and discussion, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

On May 17, 2021, the Company disclosed that in light of the public statement issued by the Staff of the SEC regarding the accounting treatment for warrant instruments with certain terms and provisions, management and the Audit Committee determined, after discussion with the Company's financial and legal advisors, that previously issued financial statements of LFAC as of December 31, 2020 and 2019 should be restated to reflect the impact of this guidance by the SEC. Based on its review and the various discussions noted above, the Audit Committee recommended to the Board that the restated financials of LFAC for the impacted periods be included in the Form 10-K/A filed by the Company on July 6, 2021 with the SEC. In addition, in connection with the restatement, the Company's management also concluded that the control over financial reporting was not effective and that the control deficiency that resulted in the incorrect warrant accounting represented a material weakness in internal control over financial reporting as of December 31, 2020.

Submitted by:

Audit Committee of the Board of Directors
BRUCE FRANK (CHAIR)
ELIAS FARHAT
ROBERT MILLER

---

* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

EXECUTIVE COMPENSATION

LFAC

The following disclosure concerns the compensation of LFAC's officers and directors for the fiscal year ended December 31, 2020 (i.e., pre-Business Combination).

With the exception of Baudouin Prot and Alberto Bianchinotti, none of the officers or directors of LFAC received any cash compensation for services rendered to LFAC. LFAC agreed to pay the Sponsor or an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination, the Company ceased paying these monthly fees. No compensation of any kind, including finder's and consulting fees, were paid to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The LFAC Audit Committee reviewed on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates.

In September 2017, LFAC entered into an agreement with B. Prot Conseils, an entity controlled by Mr. Baudouin Prot, the former chairman of the Board, pursuant to which, he would be paid a cash fee of $150,000 per annum in exchange for his service. The agreement was effective as of October 1, 2017 and lasted until December 2019. On January 7, 2021, immediately prior to the consummation of the Business Combination, LFAC and Mr. Prot amended the arrangement to provide a one-time payment of $75,000 in connection with prior services rendered to LFAC, conditioned upon LFAC successfully completing an acquisition of a target company prior to January 22, 2021. On January 7, 2021, LFAC successfully completed the Business Combination and the $75,000 was paid to B. Prot Conseils. Mr. Prot resigned as chairman of the Board concurrent with the consummation of the Business Combination.

Alberto Bianchinotti, LFAC's chief financial officer prior to the Business Combination, is the sole owner of the accounting services firm, AM Knight Financial Services. LFAC paid AM Knight Financial Services to provide certain accounting services to LFAC prior to Mr. Bianchinotti's appointment as chief financial officer. For the years ended December 31, 2018, 2019 and 2020, LFAC paid AM Knight Financial Services $72,800, $79,300 and $55,200, respectively.

Landsea Homes

The following discussion and analysis of compensation arrangements of the named executive officers of Landsea Homes for the fiscal year ended December 31, 2020 (i.e., pre-Business Combination) should be read together with the compensation tables and related disclosures provided below. Compensation information included in the following discussion is presented in actual dollar amounts.

Because the Company is an emerging growth company, the Company has opted to comply with the executive compensation rules applicable to "smaller reporting companies," when detailing the executive compensation of our executives, as such term is defined under the Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to the principal executive officer of Landsea Homes and the two next most highly compensated executive officers of Landsea Homes. These individuals are referred to as Landsea Homes' "Named Executive Officers" or "NEOs."

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Below is a list of our executive officers and their respective ages and a brief account of the business experience of each of them.

NAME	AGE	POSITION
John Ho	38	Chief Executive Officer and Interim Chief Financial Officer; Director
Michael Forsum	59	President; Chief Operating Officer
Franco Tenerelli	40	Executive Vice President; Chief Legal Officer; Secretary

John Ho's biographical information can be found with the other director biographies in the Director Nominees section.

Michael Forsum served as the Chief Operating Officer of Landsea Homes from August 2016 until the Business Combination, and he has since served as our President and Chief Operating Officer. Prior to joining Landsea Homes, Mr. Forsum spent nearly 30 years in the homebuilding industry as a senior level executive and worked from 2009 to 2016 in private equity as a partner specializing in residential real estate investing for Starwood Land Ventures, a wholly-owned subsidiary of Starwood Capital Group Global, a private investment firm. During his homebuilding career, Mr. Forsum led homebuilding operations at KB Homes from 1985 to 1993. Mr. Forsum also served as a Division President of Ryland Homes from 1994 to 2001. Later, as Taylor Woodrow/Morrison's West Region President, Mr. Forsum was responsible for overseeing multiple operating divisions in California, Arizona, Nevada and Colorado from 2001 to 2008. Mr. Forsum also served on Taylor Woodrow/Morrison's North American Leadership team, which set strategic direction and established company governance and procedures, from 2000 to 2008. During Mr. Forsum's homebuilding tenure, he was associated with the acquisition, planning and development of nearly 25,000 home sites, and the building of over 20,000 homes. In 2008, Mr. Forsum co-founded Starwood Land Ventures, an affiliated company of Starwood Capital Group Global, a private equity firm specializing in real estate, which he left in 2016. Mr. Forsum is on the National Board of Directors for HomeAid America and received a bachelor's degree from Arizona State University.

Franco Tenerelli served as Executive Vice President, Chief Legal Officer and Secretary of Landsea Homes from February 2016 until the Business Combination, and has since served in those roles for the Company. Prior to joining Landsea Homes, Mr. Tenerelli served as Regional Counsel for Toll Brothers, a publicly traded homebuilder, from 2013 to 2016, managing the company's legal affairs for the western region, including its multiple operating divisions in California, Arizona, Nevada and Washington. During Mr. Tenerelli's tenure, Toll Brothers experienced unparalleled growth in its western region, including the successful acquisition and integration of competitor Shapell Homes in an approximately $1.6 billion M&A deal. Prior to Toll Brothers, Mr. Tenerelli was a lawyer with Holland & Knight LLP, where he served as counsel to a variety of public and private companies. Mr. Tenerelli received a bachelor's degree from UCLA, a Juris Doctor degree from Loyola Law School, and is currently finishing his MBA at the UCLA Anderson School of Management.

Number and Terms of Office of Officers

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Second Amended and Restated Bylaws (the "Bylaws") as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board, CEO, President, Chief Financial Officer, Vice Presidents, Secretary, Treasurer and such other officers as may be determined by the Board.

Summary Compensation Table

The following table presents information regarding the compensation of Landsea Homes' named executive officers for services rendered during the 2020 Fiscal Year and the fiscal year ended December 31, 2019:

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)[1]	NON-EQUITY INCENTIVE COMPENSATION ($)[2]	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
John Ho	2020	$550,000	$342,395	$500,000	$29,438	$1,421,833
Chief Executive Officer and Interim Chief Financial Officer	2019	$391,667	$ —	$600,000	$25,188	$1,016,855
Michael Forsum	2020	$512,500	$342,395	$750,000	$13,480	$1,618,375
President and Chief Operating Officer	2019	$445,833	$100,000	$675,000	$ 9,480	$1,230,313
Franco Tenerelli	2020	$345,833	$102,695	$250,000	$51,028	$ 749,556
Executive Vice President, Chief Legal Officer, and Secretary	2019	$322,917	$ 75,000	$200,000	$65,277	$ 663,194

[1] Amounts in this column for the 2020 Fiscal Year include cash payments in settlement of shares of phantom stock which vested on March 1, 2020, as described below under "Narrative Disclosure to the Summary Compensation Table-Long-Term Incentive Compensation".

[2] Amounts in this column represent amounts paid under Landsea Homes' short-term incentive bonus program for performance in the 2020 Fiscal Year. For more information regarding the short-term incentive bonus program for 2020 see "Narrative Disclosure to the Summary Compensation Table-Short-Term Incentive Bonus Program" below.

[3] Amounts in this column include (i) matching contributions under Landsea Homes' 401(k) plan made during the 2020 Fiscal Year, (ii) payment of tuition expenses for the UCLA Anderson Executive MBA, and (iii) other perquisites and benefits, which include Company payments of automobile leases, monthly cell phone allowances, gym memberships, and executive physicals through Hoag Executive Health.

NAME	COMPANY 401(K) MATCHING CONTRIBUTIONS ($)	TUITION ($)	OTHER ($)	TOTAL ($)
John Ho	$9,750	—	$19,688	$29,438
Michael Forsum	—	—	$13,480	$13,480
Franco Tenerelli	$9,750	$34,998	$ 6,280	$51,028

Narrative Disclosure to the Summary Compensation Table

The following is a brief description of the compensation arrangements Landsea Homes has with each of its NEOs and other components of their compensation during the 2020 Fiscal Year. Following the Business Combination, the Board makes decisions regarding executive compensation based on recommendations given by the Compensation Committee. The goal of the Company's executive compensation program following the Business Combination is to be competitive in order to attract and retain our executive officers while linking a significant portion of cash compensation to performance objectives and providing a portion of executive compensation as long-term incentive compensation in the form of equity awards.

Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage our business and execute our business strategies. Base salaries for our NEOs are established based on the scope of their responsibilities, taking into account relevant experience, internal pay equity, tenure, and other factors deemed relevant.

Short-Term Incentive Bonus Program

For the 2020 Fiscal Year, each NEO was eligible to participate in Landsea Homes' incentive bonus program for 2020, pursuant to which each NEO was eligible to receive a cash bonus payment based on Landsea Homes' performance. Landsea Homes established target incentive bonus levels for each NEO, as set forth below:

NAME	2020 TARGET INCENTIVE BONUS
John Ho	$600,000
Michael Forsum	$750,000
Franco Tenerelli	$250,000

Under Landsea Homes' incentive bonus program for 2020, payment of incentive bonuses to the NEOs was based on achievement of a revenue performance target with respect to 60% of the annual bonus and a pre-tax profit performance target with respect to 40% of the annual bonus. The target for the 2020 Fiscal Year was determined during the first quarter of 2020 by Landsea Homes' CEO and subsequently approved by the Landsea Homes Board. To receive an incentive bonus payment, each NEO must have been employed by Landsea Homes on the date on which Landsea Homes actually paid bonuses under the incentive bonus program. For the 2020 Fiscal Year, Landsea Homes achieved target performance with respect to the revenue and pre-tax profit performance goals; however, the Landsea Homes Board and the Compensation Committee exercised its discretion under the incentive bonus program for 2020 to decrease Mr. Ho's bonus below the target level. Based on this performance, following adjustment by the Compensation Committee, bonus payments to the NEOs of Landsea Homes for the 2020 Fiscal Year were as follows:

NAME	2020 INCENTIVE BONUS
John Ho	$500,000
Michael Forsum	$750,000
Franco Tenerelli	$250,000

Long Term Incentive Compensation

Historically, Landsea Homes' NEOs have received long-term incentive compensation in the form of phantom stock awards issued under the Landsea Phantom Stock Plan (the "Phantom Stock Plan"). Each share of phantom stock represents the right to receive an amount in cash equal to the fair market value of a share of phantom stock of Landsea Homes, as determined by the Landsea Homes Board at the end of each plan year upon the vesting and settlement of such award. Landsea Homes accounts for these awards under Financial Accounting Standards Board Accounting Standards Codification Topic 710, rather than under Topic 718, and as such, the phantom equity awards are not considered equity incentive compensation for purposes of these disclosures.

On August 31, 2020, Messrs. Ho, Forsum and Tenerelli received 85.69, 77.12 and 21.42 shares of phantom stock, respectively (the "2020 Awards"), which were scheduled to vest on March 1, 2022 for Mr. Tenerelli and March 1, 2023 for Messrs. Ho and Forsum, subject to the NEO's continued employed through such date. On January 1, 2019, Messrs. Ho, Forsum and Tenerelli received 39.06, 43.94 and 9.77 shares of phantom stock, respectively, which were scheduled to vest on March 1, 2021 for Mr. Tenerelli and March 1, 2022 for Messrs. Ho and Forsum, subject to the NEO's continued employment through such date. On October 1, 2018, Mr. Ho received grants of 29.34 and 35.20 shares of phantom stock, which vested or were scheduled to vest on March 1, 2020 and March 1, 2021, respectively, subject to his continued employment through such dates. On October 1, 2018, Mr. Forsum received grants of 29.34 and 41.07 shares of phantom stock, which vested or were scheduled to vest on March 1, 2020 and March 1, 2021, respectively, subject to his continued employment through such dates. On October 1, 2018, Mr. Tenerelli received a grant of 8.80 shares of phantom stock, which vested on March 1, 2020. With respect to the shares of phantom stock that vested on March 1, 2020, Messrs. Ho, Forsum and Tenerelli received cash payments of $342,395, $342,395 and $102,695, respectively. The outstanding phantom stock awards were subject to accelerated vesting upon certain terminations of employment and certain corporate events, as described under "Additional Narrative Disclosure-Potential Payments Upon Termination or Change in Control" below.

In connection with the Business Combination, the 2020 Awards granted to Messrs. Ho and Forsum were settled in Common Stock, and the other outstanding phantom stock awards were accelerated and settled in cash. The following table sets forth the cash and Common Stock received by each NEO in connection with the Business Combination.

| NAME | NUMBER OF SHARES OF PHANTOM STOCK | SETTLEMENT UPON THE BUSINESS COMBINATION | |
		CASH PAYMENT	NUMBER OF SHARES OF COMMON STOCK
John Ho	159.95	$783,014.46	85,561
Michael Forsum	162.13	$896,362.66	77,004
Franco Tenerelli	31.19	$328,872.40	0

Other than the phantom stock awards described herein, none of the NEOs held any equity or equity-based awards as of December 31, 2020.

Following the Business Combination, the Company intends to provide long-term incentive compensation in the form of restricted stock unit awards under the Landsea Homes Corporation 2020 Stock Incentive Plan (the "Incentive Plan"), which represent a contingent right to receive a share of Common Stock of the Company upon vesting and settlement. The purpose of the Incentive Plan is to advance the interests of the Company and its stockholders by providing an incentive program that will enable the Company to attract, retain and award employees, consultants and directors and to provide them with an equity interest in the growth and profitability of the Company. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other stock-based awards and cash-based awards.

Employment Arrangements with the Named Executive Officers

Messrs. Ho, Forsum, and Tenerelli entered into executive employment agreements with the Seller on August 31, 2020. The employment agreements generally provide for an initial term ending on December 31, 2023, which will automatically renew for successive one-year terms thereafter unless either party gives written notice of non-extension to the other party. The employment agreements generally provide for an annual base salary, eligibility to participate in the annual bonus plan (with a specified target for the 2020 calendar year), and eligibility to participate in benefit plans. Additionally, the employment agreements for Messrs. Ho and Forsum provided for the grant of restricted stock units under the Incentive Plan having a grant date value of $2,000,000, which were granted on March 30, 2021. In accordance with the employment agreements, the restricted stock units will vest as to 20% on the first and second anniversaries of March 15, 2021, the date the Form S-8 was filed and as to 30% on the third and fourth anniversaries of such date, in each case, subject to the NEO's continued employment through such dates.

Under the employment agreements, Messrs. Ho, Forsum, and Tenerelli are eligible to receive severance benefits upon certain terminations of employment, as described under "Additional Narrative Disclosure-Potential Payments Upon Termination or Change in Control-Employment Agreements." The employment agreements also include customary confidentiality covenants. These employment agreements were assumed by Landsea Homes, which became a wholly-owned subsidiary of the Company upon the consummation of the Business Combination, and the obligations of the Seller thereunder became obligations of Landsea Homes.

Outstanding Equity Awards at Fiscal Year-End

None of Landsea Homes' NEOs held any equity awards as of December 31, 2020.

Additional Narrative Disclosure

Retirement Benefits

Other than benefits under Landsea Homes's 401(k) plan, Landsea Homes has not provided the NEOs with any retirement benefits. Under Landsea Homes's 401(k) plan, employees, including the NEOs, are allowed to contribute portions of their eligible compensation to a tax-qualified retirement account. Currently, we provide discretionary matching contributions equal to 100% of the first 3% of employees' eligible compensation contributed to the plan. Employees generally become vested in 20% of the matching contributions made to their tax-qualified retirement account per year.

Potential Payments Upon Termination or Change in Control

Phantom Stock Award Agreements

Under the phantom stock award agreements, a pro-rata portion of the shares of phantom stock based on the number of months employed will become vested upon a termination of the NEO's employment (i) by Landsea without "Cause" or (ii) as a result of the NEO's death or disability. Additionally, all unvested phantom stock awards fully vest upon an initial public offering of Landsea Homes's stock or a change of control of Landsea Homes.

For purposes of the phantom stock award agreements, "Cause" has the meaning under the NEO's employment agreement, if applicable, and if no such agreement defines cause, then it generally means (i) a conviction of a felony, (ii) willful dishonesty in the course of fulfilling employment duties, (iii) willful disclosure of trade secrets, (iv) willful and continued failure to perform employment or director duties in any material respect (other than as a result of disability), and (v) willful and material breach of any company policies.

In connection with the Business Combination, the Landsea Homes Board exercised its discretion under the Phantom Unit Plan to accelerate all unvested phantom stock awards and settle the outstanding phantom stock awards in a combination of cash and Common Stock as described above under "Narrative Disclosure to the Summary Compensation Table-Long Term Incentive Compensation."

Employment Agreements

The employment agreements with Messrs. Ho, Forsum and Tenerelli provide for certain severance benefits upon the NEO's involuntary termination without cause (and not as a result of death or disability) or a voluntary resignation for good reason, which are each referred to as a covered termination:

- In the event of a covered termination at any time other than during the 24-month period following a change in control, each NEO is eligible to receive (i) a lump sum cash amount equal to 2.0x (or, for Mr. Tenerelli, 1.0x) the sum of the NEO's base salary and target annual bonus, (ii) a pro-rata portion of the NEO's annual bonus for the year of termination based on actual performance, (iii) payment of or reimbursement for premiums to continue health coverage for 24 months (unless the NEO becomes eligible for coverage under another employer's plan, at which time the reimbursements will cease), and (iv) full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance.

- In the event of a covered termination during the 24-month period following a change in control, each NEO is eligible to receive, in lieu of the benefits described in clause (i) above, a lump sum cash amount equal to 2.5x (or, for Mr. Tenerelli, 2.0x) the sum of the NEO's base salary and target annual bonus. Each NEO is also eligible to receive the benefits described in clauses (ii)-(iv) above.

Additionally, in the event of an NEO's death or disability, each NEO (or the NEO's beneficiary or estate) is eligible to receive a pro-rata portion of the NEO's target bonus for the year of termination and full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance. All severance under the new employment agreements is subject to execution of a release of claims. Under the new employment agreements:

- "Cause" generally means (i) material breach of the NEO's obligations under any agreement with Seller, (ii) intentional misconduct or material violation of any material written policy, (iii) material breach of any fiduciary duty, or (iv) commission of a felony or crime involving fraud, embezzlement, dishonesty or moral turpitude, subject in the case of clauses (i), (ii) and (iii) to standard notice and cure provisions.

- "Change in Control" generally means the occurrence of any one of the following: (i) any person becomes the beneficial owner of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, (ii) the incumbent directors (and those appointed or nominated by a majority of the incumbent directors) cease to constitute a majority of the Board, (iii) consummation of a merger or consolidation of the Company, other than any merger or consolidation which would result in the holders of the voting securities of the Company continuing to represent at least 50% of the combined voting power of the surviving entity, (iv) implementation of a plan of complete liquidation or dissolution of the Company, or (v) sale of all or substantially all of the Company's assets to an entity, other than any sale to an entity where the holders of the voting securities of the Company represent at least 50% of the combined voting power of such entity.

- "Good Reason" generally includes any of the following arising without the NEO's prior written consent: (i) diminution in title, authority, duties or responsibilities, (ii) material reduction in base salary or target bonus, (iii) relocation of the NEO's principal office by more than 50 miles, or (iv) material breach by Seller of any material provision of the employment agreement, in each case, subject to standard notice and cure provisions.

Compensation Committee Interlocks and Insider Participation

Other than our CEO's, Mr. Ho's, past service on the board of directors of the Seller in 2020, where directors Mr. Tian and Ms. Zhou are executive officers, no interlocking relationship exists between our Board or Compensation Committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about our Common Stock that may be issued under equity compensation plans as of December 31, 2020. Our only equity compensation plan on of December 31, 2020 was the Incentive Plan.

	(A)	(B)	(C)
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))[1]
Equity Compensation Plans Approved by Security Holders	—	—	6,000,000
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	**—**	**—**	**6,000,000**

[1] This column reflects the total shares of our Common Stock remaining available for issuance under the Incentive Plan as of December 31, 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for the Company's Related Person Transactions

Our Audit Committee charter provides that our Audit Committee must review policies and procedures for the review, approval and ratification of related person transactions, as defined in applicable SEC rules, review related person transactions, and oversee other related person transactions governed by applicable accounting standards.

Related Person Transaction Policy

We have adopted a written policy on transactions with "Related Persons," defined in the policy as any (1) person who is or was (since the beginning of the Company's last completed fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (2) greater than 5% beneficial owner of the Company's common stock, or (3) the immediate family members of any of the foregoing. For purposes of this policy, an "Interested Transaction" is defined as any transaction, arrangement, relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved since the beginning of the Company's last completed fiscal year is or is expected to exceed $100,000 (including any periodic payments or installments due on or after the beginning of the Company's last completed fiscal year and, in the case of indebtedness, the largest amount expected to be outstanding and the amount of annual interest thereon), (2) the Company or any of its subsidiaries is a participant, and (3) any Related Person has or will have a direct or indirect interest. The Audit Committee will review the material facts of all Interested Transactions that require the Audit Committee's approval and either approve or disapprove of the entry into the Interested Transaction, taking into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in such Interested Transaction. If advance Audit Committee approval of an Interested Transaction requiring the Audit Committee's approval is not feasible, then the Interested Transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified at the Audit Committee's next regularly scheduled meeting. In addition, the policy provides standing pre-approval for certain types of transactions that the Audit Committee has reviewed and determined shall be deemed pre-approved.

Related Party Transactions

Founder Shares

In August 2017, LFAC issued an aggregate of 4,312,500 shares of Class B common stock to the Sponsor in exchange for an aggregate capital contribution of $25,000. In February 2018, the Sponsor forfeited 431,250 shares of Class B common stock ("Founder Shares"), resulting in a decrease in the total number of Founder Shares from 4,312,500 to 3,881,250. In June 2018, the Sponsor forfeited 267,300 Founder Shares and the anchor investor purchased 267,300 Founder Shares for an aggregate purchase price of $1,980. Of the 3,881,250 Founder Shares, the Sponsor agreed to forfeit an aggregate of up to 506,250 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As of June 22, 2018, the underwriter exercised its over-allotment option in full, hence, the 506,250 shares were no longer subject to forfeiture.

The Founder Shares automatically converted into Common Stock upon the consummation of the Business Combination on a one-for-one basis, pursuant to those certain Founders' Waiver Agreements and BlackRock Waiver Agreement. The initial stockholders agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (a) one year after the completion of the Business Combination, (b) subsequent to the Business Combination, if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (c) following the completion of the Business Combination, such future date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our public stockholders having the right to exchange their common stock for cash, securities or other property.

Registration Rights

We entered into a Demand Registration Rights Agreement with respect to the warrants exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share issued to the Sponsor, BlackRock Credit Alpha Master Fund L.P. and HC NCBR Fund (the "BlackRock Holders") in a private placement in the closing date of the initial public offering ("IPO") of LFAC (the "Private Placement Warrants") and the shares of Common Stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares. Pursuant to the Demand Registration Rights Agreement, each of those persons holding Founder Shares (each an "LF Capital Restricted Stockholder") and their permitted transferees can demand that we register the shares of Common Stock into which Founder Shares will automatically convert at the time of the consummation of the Business Combination. Holders of our Private Placement Warrants and their permitted transferees can demand that we register the Private Placement Warrants and the shares of Common Stock issuable upon exercise of the Private Placement Warrants. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Office Space and Related Support Services

LFAC agreed, commencing on the effective date of the IPO in June 2018 through the earlier of its consummation of a Business Combination and its liquidation, to pay the Sponsor a monthly fee of $10,000 or an affiliate of the Sponsor for office space, utilities and secretarial and administrative support. LFAC incurred $120,000 and $60,000 in fees related to this service during the years ended December 31, 2019 and 2018.

Board Member Agreement

In September 2017, LFAC entered into an agreement with B. Prot Conseils, an entity controlled by Mr. Baudouin Prot, the former chairman of the Board, pursuant to which, he would be paid a cash fee of $150,000 per annum in exchange for his service. The agreement was effective as of October 1, 2017 and lasted until December 2019. On January 7, 2021, immediately prior to the consummation of the Business Combination, LFAC and Mr. Prot amended the arrangement to provide a one-time payment of $75,000 in connection with prior services rendered to the company, conditioned upon LFAC successfully completing an acquisition of a target company prior to January 22, 2021. On January 7, 2021, LFAC successfully completed the Business Combination and the $75,000 was paid to B. Prot Conseils. Mr. Prot resigned as chairman of the Board concurrent with the consummation of the Business Combination.

Accounting Services

Alberto Bianchinotti, our chief financial officer prior to the Business Combination, is the sole owner of the accounting services firm, AM Knight Financial Services. LFAC paid AM Knight Financial Services to provide certain accounting services to us prior to Mr. Bianchinotti's appointment as chief financial officer prior to the Business Combination. For the years ended December 31, 2018, 2019 and 2020, LFAC paid AM Knight Financial Services $72,800, $79,300 and $55,200, respectively.

Related Party Loans

In order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of LFAC's officers and directors agreed to loan LFAC money pursuant to the loans from the Sponsor or an affiliate of the Sponsor, or certain of LFAC's officers or directors, to finance transaction costs in connection with an initial business combination (the "Working Capital Loans"), including the working capital loans issued pursuant to the Convertible Note (defined below) and the Promissory note (defined below).

The Sponsor had agreed to loan LFAC an aggregate of up to $300,000 to be used for the payment of costs related to the IPO. In April 2018, the Sponsor amended the note to increase the principal amount to $500,000. The loan was non-interest bearing, unsecured and due on the earlier of December 31, 2018 or the closing of the IPO. LFAC fully repaid the loan from the proceeds of the IPO not being placed in the Trust Account on June 22, 2018.

On July 16, 2020, LFAC issued a promissory note (the "Promissory Note") to the Sponsor, pursuant to which, the Sponsor agreed to provide a Working Capital Loan to LFAC of up to $3.0 million. The Promissory Note was to be repaid on the earlier of (i) December 31, 2020 and (ii) the effective date of the Business Combination, without interest. On July 16, 2020, LFAC received $1.0 million in loan proceeds pursuant to the Promissory Note, which increased the outstanding principal balance of the Promissory Note to $1.0 million. The Sponsor agreed to forgive all amounts due under the Promissory Note for no consideration upon the consummation of the Business Combination.

On March 4, 2019, LFAC issued a convertible note (the "Convertible Note") to the Sponsor, pursuant to which, the Sponsor agreed to provide a Working Capital Loan to LFAC of up to $1.5 million. On June 16, 2020, LFAC amended the Convertible Note, pursuant to which the maturity date of the note was extended to the earlier of (i) December 31, 2020 and (ii) the effective date of a business combination. The Working Capital Loans issued pursuant to the Convertible Note could either be repaid upon consummation of an initial business combination, without interest, or, at the lender's discretion, up to $1.5 million of such Working Capital Loans could be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. However, the Sponsor agreed to receive as full repayment of the Convertible Note, a cash payment upon the consummation of the Business Combination, which occurred on January 7, 2021.

In addition, LFAC's officers, directors or any of their affiliates or designees agreed, if LFAC did not have the funds necessary to make a deposit of $0.03 per month, to make contributions to LFAC as a loan of $0.03 for each share of Class A common stock. The contributions did not bear any interest and were settled upon the consummation of the Business Combination.

Sponsor Surrender Agreement

Concurrently with the execution of that certain Agreement and Plan of Merger dated August 31, 2020 (the "Merger Agreement"), the Sponsor, LFAC, the Seller, and Landsea entered into the Sponsor Surrender Agreement, pursuant to which, the Sponsor agreed to (i) forfeit to the Company for no consideration 2,260,000 Private Placement Warrants and 600,000 Founder Shares that were converted into shares of our Common Stock at the closing of the Business Combination, (ii) forfeit up to 500,000 shares of its converted Founder Shares contingent upon the valuation of the Common Stock reaching certain thresholds during the twenty-four month period following the closing of the Business Combination, (iii) transfer to the Seller 2,200,000 Private Placement Warrants immediately prior to the closing of the Business Combination and 500,000 shares of Common Stock immediately after the closing of the Business Combination (with such Common Stock subject to the contingencies noted in clause (ii) above), (iv) cancel and forgive all amounts owed to Sponsor pursuant to the Promissory Note, and (v) receive a cash payment in lieu of converting outstanding amounts due under the Convertible Note upon the consummation of the Business Combination, in each case on terms and subject to the conditions set forth therein.

Founders' Waiver Agreements

Concurrently with the execution of the Merger Agreement, LFAC, the Seller, Landsea Homes and each of the LF Capital Restricted Stockholders entered into Founders' Waiver Agreements, pursuant to which each LF Capital Restricted Stockholder agreed to (i) waive certain of their anti-dilution, conversion, and redemption rights with respect to their Founder Shares and (ii) agreed to convert their Founder Shares into shares of the Company's common stock on a one-for-one basis. Additionally, each of the LF Capital Restricted Stockholders, other than the BlackRock Holders, agreed to waive their redemption rights with respect to any Common Stock they own.

Additionally, LFAC and the BlackRock Holders entered into that certain BlackRock Waiver Agreement, pursuant to which each of the BlackRock Holders agreed to (i) waive certain of their anti-dilution and conversion rights with respect to their Founder Shares and (ii) agreed to convert their Founder Shares into shares of the Company's Common Stock on a one-for-one basis. In addition, the LF Capital Restricted Stockholders, other than the BlackRock Holders, entered into letter agreements providing that, during the period commencing on the Closing Date and continuing until the earlier of (i) one year following the closing of the Business Combination and (ii) subsequent to the closing of the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, are restricted from transferring or selling their Common Stock, in each case on terms and subject to the conditions set forth therein. The Company also entered into Lock-up Agreements at the closing of the Business Combination, with each of the Seller and the Sponsor, on similar terms to the aforementioned letter agreement.

Indemnification Agreement

Concurrent with the execution of the Merger Agreement, LFAC entered into an Indemnification Agreement, whereby it agreed that it would (i) not amend, waive, terminate or otherwise modify the BlackRock Waiver Agreement without the prior written consent of the Seller and (ii) enforce the obligations thereunder. The Sponsor agreed to (i) indemnify the Company and the Seller for all reasonably documented out-of-pocket costs the Company or Seller may incur in connection with enforcing the Indemnification Agreement and the BlackRock Waiver Agreement and (ii) immediately after the closing of the Business Combination, forfeit such number of Common Stock of the Company equal to the number of shares of Founder Shares held by the BlackRock Holders that are converted into Common Stock at or as a result of the closing of the Business Combination less the number of Founder Shares held by the BlackRock Holders immediately prior to the Business Combination.

Founders' Voting and Support Agreement

Concurrent with the execution of the Merger Agreement, the Seller and the LF Capital Restricted Stockholders, other than the BlackRock Holders, entered into that certain Voting and Support Agreement with LFAC and the Seller, pursuant to which each of the LF Capital Restricted Stockholders party thereto agreed to, among other things, vote their Founder Shares and other acquired Common Stock (representing as of September 17, 2020, approximately 22.6% of the voting power of LFAC (i) in favor of the adoption of the Merger Agreement and the accompanying transaction, (ii) against any action, proposals, transaction or agreement that would result in a breach of any representation, warrant, covenant, obligation or agreement of LFAC or Merger Sub contained in the Merger Agreement, and (iii) in favor or the proposals set forth in the corresponding proxy statement. Additionally, each LF Capital Restricted Stockholder party thereto has agreed to certain standstill obligations, in each case on terms and subject to the conditions set forth therein. The Voting and Support Agreement terminated upon the closing of the Business Combination.

Investor Representation Letter

On the Closing Date, the Seller delivered an Investor Representation Letter, whereby, among other things, the Seller represented to the Company that (i) it is an accredited investor and is otherwise qualified to receive the Merger Consideration pursuant to a private placement effected in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act, and exemptions from the qualification requirements of applicable state law and (ii) the Seller will not transfer any of the Common Stock within 180 days following the Closing Date, in each case on terms and subject to the conditions set forth therein.

Stockholder's Agreement

On the Closing Date, pursuant to the Merger Agreement, the Company and the Seller entered into a Stockholder's Agreement, whereby, among other things, the parties agreed (i) to certain board composition and nomination requirements, including rights to nominate directors in accordance with defined ownership thresholds, establish certain committees and their respective duties and allow for the compensation of directors, (ii) to provide the Seller with certain inspection and visitation rights, access to Company management, auditors and financial information, (iii) to provide the Seller with veto rights with respect to certain actions of the Company, (iv) not to, to the extent permitted by applicable law, share confidential information related to the Company, (v) to waive their right to jury trial and choose Delaware as the choice of law, and (vi) to vote their Common Stock in furtherance of the aforementioned rights, in each case on terms and subject to the conditions set forth therein. In addition, the Seller also agreed not to compete with the Company in the "domestic homebuilding business," as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Company or has a representative serving on the board of directors.

Lock-up Agreement

On the Closing Date, each of the Sponsor and certain other holders of converted Founder Shares entered into an equity lock-up letter agreement with the Company, which provides that their shares of Common Stock are not transferable or salable until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of our Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, except (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or the Sponsor's limited liability company agreement upon dissolution of the Sponsor; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

On the Closing Date, the Seller also entered into an equity lock-up agreement with the Company, which provides that, subject to certain exceptions, that its shares of Common Stock are not transferable or salable until the earlier of (A) one year following the closing of the Business Combination and (B) subsequent to the closing of the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share as quoted on Nasdaq (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, as set forth in such letter agreement, except (a) to the Seller's officers or directors, any affiliates or family members of any of the Seller's officers or directors, any affiliates or family members of the Seller, or any affiliates of the Seller, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or the Seller's limited liability company agreement upon dissolution of the Seller; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

License Agreement

On the Closing Date, Seller, the Company, and Licensees, entered into a License Agreement, pursuant to which, the Seller agreed, among other things, to grant the Company and each of its subsidiaries an exclusive license to use the "Landsea" trademark in connection with the "domestic homebuilding business" (as such term is defined in the Stockholder's Agreement). The License Agreement is for a term of ten years from the Closing Date, subject to customary notification and extension terms. In addition, the License Agreement is subject to certain Company usage standards and the Seller continuing to indirectly own, together with its affiliates, more than 6% of our Common Stock, in each case on terms and subject to the conditions set forth therein.

Management Agreement

On January 6, 2021, the Seller and Landsea entered into a Management Agreement, whereby Landsea agreed to provide certain management services for the Seller with respect to the Seller's development located at 212 W. 93rd Street, New York, New York.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company regarding beneficial ownership of shares of the Company's Common Stock as of June 24, 2021 by:

- each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock;
- each of the Company's named executive officers and directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days. The percentage of beneficial ownership is based on 46,281,091 shares of Company Common Stock, 15,525,000 shares of public warrants, and 5,500,000 Private Placement Warrants issued and outstanding as of June 24, 2021. Public warrants entitle the holder to purchase one-tenth of one share of our Common Stock at $1.15 per one-tenth share ($11.50 per whole share of Common Stock), and they may only be exercised in amounts evenly divisible by ten. The Private Placement Warrants, registered under a Form S-1, entitle the holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment. The public warrants and Private Placement Warrants are non-voting, but may be exercised at any time by the warrant holders.

Unless otherwise indicated, and subject to community property laws and similar laws, the Company believes that all parties named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, and the business address of each is 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

NAME AND ADDRESS OF BENEFICIAL OWNERS	NUMBER OF SHARES	NUMBER OF PRIVATE PLACEMENT WARRANTS	OWNERSHIP PERCENTAGE (%)
Ming (Martin) Tian[1]	32,878,265	2,200,000	65.8%
Qin (Joanna) Zhou	0	0	**
Thomas Hartfield	5,491	0	**
Bruce Frank	5,491	0	**
Tim Chang	0	0	**
Robert Miller	5,491	0	**
Elias Farhat[2]	2,229,253	2,799,600	9.4%
Scott Reed	13,500	0	**
John Ho	116,273	0	**
Michael Forsum	96,358	0	**
Franco Tenerelli	0	0	**
Philippe De Backer[3]	0	0	**
Alberto Bianchinotti[4]	0	0	**
All directors and officers as a group (11 individuals)	35,350,122	4,999,600	75.7%
Landsea Holdings Corporation[5]	32,878,265	2,200,000	65.8%
Level Field Capital, LLC[6] 600 Madison Avenue, Suite 1802 New York, NY 10022	2,227,835	2,799,600	9.4%

** Less than one percent.

[1] Includes shares and Private Placement Warrants that Mr. Tian may be deemed to beneficially own by virtue of his relationship to the Seller, as described in Note 5 below. Mr. Tian disclaims beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein.

[2] Includes shares and Private Placement Warrants that Mr. Farhat may be deemed to beneficially own by virtue of his relationship to the Sponsor, as described in Note 6 below. Mr. Farhat disclaims beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein.

[3] As previously disclosed, Mr. Philippe De Backer resigned as CEO and director of LFAC effective July 22, 2020. Mr. De Backer's beneficial ownership is based on his Form 3 filed with the SEC on March 5, 2019.

[4] As previously disclosed, Mr. Albert Bianchinotti served as Chief Financial Officer of LFAC until January 7, 2021. Mr. Bianchinotti's beneficial ownership is based on his Form 3 filed with the SEC on August 18, 2020.

(5)   Information based on the Schedule 13D filed by the Seller, Landsea Green, and Ming Tian (the "Landsea Parties") with the SEC on January 19, 2021. The Landsea Parties disclosed shared voting and dispositive power over 32,878,265 shares and ownership of 2,200,000 Private Placement Warrants.

The Seller is the record holder of these shares. Seller is 100% owned indirectly by Landsea Green. Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green through his interest in Easycorps Group Limited ("Easycorps"), Greensheid Corporation ("Greensheid"), and Landsea International Holdings Limited ("Landsea International"). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group (together with Greensheid, Easycorps, Landsea International, and those subsidiaries of Landsea International having a beneficial ownership interest in the Seller, the "Landsea Owners"). Mr. Tian is the controlling shareholder of Landsea Group. As a result, each of the Landsea Owners and Mr. Tian may be deemed to be a beneficial owner of any shares deemed to be beneficially owned by the Seller. The Landsea Owners and Mr. Tian disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein. The business address for the Landsea Owners and Mr. Tian are Landsea Group Co., Ltd, Building 5, Lane 280, Linhong Road, Changning District, Shanghai, China 200335.

(6)   Information based on the Schedule 13G filed by the Sponsor, Level Field Partners, LLC ("LF Partners"), Level Field Management, LLC ("LF Management"), Djemi Traboulsi, and Elias Farhat with the SEC on January 20, 2021 (the "LF Parties"). The LF Parties disclosed shared voting and dispositive power over 5,027,435 shares. This includes 2,227,835 shares of common stock and 2,799,600 Private Placement Warrants. The Sponsor is the record holder of the shares reported. LF Partners is the managing member of the Sponsor. LF Management is the managing member of LF Partners. LF Management is managed by its two members, Elias Farhat and Djemi Traboulsi. Messrs. Farhat and Traboulsi may be deemed to indirectly beneficially own the shares of common stock directly beneficially owned by the Sponsor. Messrs. Farhat and Traboulsi disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This proxy statement is being provided to you in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting to be held on Tuesday, July 27, 2021 at 9:00 a.m. Pacific Time, or at any adjournments or postponements thereof.

WHERE IS THE ANNUAL MEETING BEING HELD?

The Board has determined that the Annual Meeting should be held online this year via live audiocast in light of the continued impacts of and risks related to the COVID-19 pandemic and in order to permit stockholders from any location with access to the Internet to participate. This format also reduces the environmental impact of the Annual Meeting. The Company has endeavored to provide stockholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting.

HOW CAN I PARTICIPATE IN AND VOTE AT THE ANNUAL MEETING ONLINE?

Stockholders of record as of 5:00 p.m. Eastern Time on July 6, 2021, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the record date during the meeting, stockholders of record should go to the Annual Meeting website at www.virtushareholdermeeting.com/LSEA2021, enter the 16-digit control number found on your accompanying proxy card and follow the instructions on the website.

If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

The Annual Meeting will begin promptly at 9:00 a.m. Pacific Time on Tuesday, July 27, 2021. Online check-in will begin at approximately 8:45 a.m. Pacific Time, and we encourage you to provide sufficient time before the Annual Meeting begins to check-in. Technicians will be available to assist you with any difficulties you may have accessing the Annual Meeting. We will make a replay of the Annual Meeting available on our Investor Relations website until the next annual meeting.

Stockholders may submit questions before the Annual Meeting at www.proxyvote.com and during the Annual Meeting at the meeting website. We plan to answer as many questions as possible during the time permitted. If a question is not answered due to time constraints, the Company encourages stockholders to contact the Company's Investor Relations at LSEA@gatewayir.com. More information regarding the question and answer process, including the number and types of questions permitted, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

WHAT PROPOSALS WILL BE ADDRESSED AT THE ANNUAL MEETING?

Stockholders will be asked to consider the following proposals at the Annual Meeting:

1. To elect nine directors to serve as directors on the Board until the 2022 annual meeting of stockholders or until their successors are duly elected and qualified; and

2. To ratify the selection by our Audit Committee of PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for the year ending December 31, 2021.

We will also consider any other business that properly comes before the Annual Meeting.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

Our Board unanimously recommends that stockholders vote "**FOR**" each nominee for director and "**FOR**" the ratification of the selection of PwC as our independent registered public accounting firm.

WHO MAY VOTE AT THE ANNUAL MEETING OF STOCKHOLDERS?

Stockholders who owned shares of the Company's common stock, par value $.0001 per share, as of 5:00 p.m. Eastern Time on July 6, 2021 are entitled to vote at the Annual Meeting. As of the record date, there were 46,281,091 shares of our common stock issued and outstanding.

HOW MANY VOTES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the Annual Meeting, a quorum, consisting of a majority of the voting power of the stock outstanding and entitled to vote at the Annual Meeting, must be present or represented by proxy.

HOW MANY VOTES DO I HAVE?

Each share of common stock is entitled to one vote on each matter that comes before the Annual Meeting.

WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME?

Stockholder of Record. If your shares are registered directly in your name with the Company's transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form."

WHAT IS THE PROXY CARD?

The proxy card enables you to appoint John Ho, our CEO, and Franco Tenerelli, our Chief Legal Officer, as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing Messrs. Ho and Tenerelli to vote your shares at the Annual Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is strongly recommended that you complete and return your proxy card before the Annual Meeting date in case your plans change. If a proposal comes up for vote at the Annual Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

IF I AM A STOCKHOLDER OF RECORD OF THE COMPANY'S SHARES, HOW DO I VOTE?

Before the Annual Meeting, you may vote:

- By mail, by completing, signing, and dating your proxy card.
- Online at www.proxyvote.com.
- By telephone, at 1-800-690-6903.

During the Annual Meeting, you may vote online at www.virtualshareholdermeeting.com/LSEA2021.

IF I AM A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME, HOW DO I VOTE?

Beneficial owners should check their voting instruction form for how to vote in advance of and how to participate in the Annual Meeting.

WILL MY SHARES BE VOTED IF I DO NOT PROVIDE MY PROXY?

If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy.

Your shares may be voted under certain circumstances if they are held in the name of a brokerage firm. Brokerage firms generally have the authority to vote shares not voted by customers on certain "routine" matters, including the ratification of an independent registered public accounting firm. Accordingly, at the Annual Meeting, your shares may only be voted by your brokerage firm for the ratification of our independent registered public accounting firm.

Brokers are prohibited from exercising discretionary authority on non-routine matters. The election of directors is considered a non-routine matter, and therefore brokers cannot exercise discretionary authority regarding this proposal for beneficial owners who have not returned proxies to the brokers (so-called "broker non-votes"). In the case of broker non-votes, and in cases where you abstain from voting on a matter when present at the Annual Meeting and entitled to vote, those shares will still be counted for purposes of determining if a quorum is present.

WHAT VOTE IS REQUIRED TO ELECT DIRECTORS?

Directors are elected by a plurality of the votes cast at the Annual Meeting. As a result, the nominees who receive the highest number of shares voted "for" his or her election are elected.

A "withhold" vote against a director will have no direct effect on his or her election; however, under the Company's director resignation policy, any director who receives a greater number of votes "withheld" for his or her election than "for" such election must promptly tender his or her resignation offer to the Nominating and Governance Committee, which will recommend to the Board whether to accept or reject the resignation offer, or whether other such action should be taken. The Board will act on the Nominating and Governance Committee's recommendation within 90 days following certification of the election results. Any director who tenders his or her resignation pursuant to this policy will not participate in the proceedings of either the Nominating and Governance Committee or the Board with respect to his or her own resignation offer.

Broker non-votes will have no effect on this proposal.

WHAT VOTE IS REQUIRED TO RATIFY THE SELECTION BY OUR AUDIT COMMITTEE OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM?

Approval of the proposal to ratify the selection of PwC as our independent registered public accounting firm requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote thereon.

Abstentions will have no effect on this proposal, assuming that a quorum is present.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again by signing and returning a new proxy card or voting instruction form with a later date or by attending the Annual Meeting online and voting. Your attendance at the Annual Meeting online will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to the Company's Secretary at 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660 a written notice of revocation prior to the Annual Meeting.

Please note, however, that if your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting form provided to you by the broker, bank or other nominee.

WHAT HAPPENS IF I DO NOT INDICATE HOW TO VOTE MY PROXY?

If you sign your proxy card without providing further instructions, your shares will be voted "FOR" each of the director nominees and "FOR" the ratification of PwC to serve as our independent registered public accounting firm for the fiscal year ended December 31, 2021.

IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

WHERE DO I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company will file with the SEC within four business days following the Annual Meeting.

WHO BEARS THE COST OF SOLICITING PROXIES?

The Company will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, the Company, through its directors and officers, may solicit proxies in person, by telephone or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

OTHER MATTERS

Other Business

We are not currently aware of any business to be acted upon at the Annual Meeting other than the matters discussed in this proxy statement. The form of proxy accompanying this proxy statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Stockholders and with respect to any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. If other matters do properly come before the Annual Meeting, or at any such adjournment or postponement of the Annual Meeting, we expect that shares of our common stock, represented by properly submitted proxies, will be voted by the proxy holders in accordance with the recommendations of our Board.

Submission of Stockholder Proposals for the 2022 Annual Meeting

Rule 14a-8 Proposals. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices at 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660 no later than March 11, 2022.

Advance Notice Proposals and Nominations. In addition, our bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting (but not for inclusion in the proxy statement). Notice of a nomination or proposal must be delivered to the Corporate Secretary at 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660 no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to, the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of the annual meeting is first made by us. Accordingly, for our 2022 annual meeting of stockholders, notice of a nomination or proposal must be delivered to us no later than April 28, 2022 and no earlier than March 29, 2022. Nominations and proposals also must satisfy the other requirements set forth in the bylaws.

Householding Information

Unless we have received contrary instructions, we may send a single copy of this proxy statement to any household at which two or more stockholders reside. This process, known as "householding," reduces the volume of duplicate information received at any one household, helps to reduce our expenses, and benefits the environment. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together, both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions: If the shares are registered in the name of the stockholder, the stockholder should contact our Corporate Secretary at our offices by sending a written request to 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660 or calling 949-345-8080, to inform us of his or her request; or if a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Where You Can Find More Information

We file annual and quarterly reports and other reports and information with the SEC. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as "EDGAR") system and are publicly available on the SEC's website, located at *http://www.sec.gov.*

We will provide without charge to you, upon written or oral request, a copy of the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, including the financial statements and schedules. Any requests for copies of information, reports or other filings with the SEC should be directed to Franco Tenerelli, Corporate Secretary, Landsea Homes Corporation, 660 Newport Center Drive, Suite 300, Newport Beach, CA 92660.



660 Newport Center Drive, Suite 300
Newport Beach, CA 92660

www.landseahomes.com